05005024

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RECEIVED
2005 JAN -6 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

FOR IMMEDIATE RELEASE

Contacts:
Cathy McCause
SPL WorldGroup, Inc.
925 658-1056
cathy_mccause@splwg.com

Andrew Osler
GFI Energy Ventures LLC
310 442-0542
andrew@gfienergy.com

Richard Virgilio
Stephenson Group
973 845 9347
rvirgilio@stephenson

GFI Completes Acquisition of SPL WorldGroup; SPL and Synergen Merge

Utilities Worldwide Can Now Benefit From a 'First of its Kind,' Comprehensive Enterprise Operational Solution Set

SAN FRANCISCO, CA, DECEMBER 21, 2004 - SPL WorldGroup, Inc., a leading provider of mission-critical software solutions for the global utility market, today announced that GFI Energy Ventures, LLC has completed their majority share acquisition of SPL as well as the completion of the merger of Synergen, Inc. with SPL. The new company will be known as SPL WorldGroup, Inc. The merger creates a utility-specific suite of software solutions that includes customer care and billing, enterprise asset and work management, mobile workforce management, outage management, and distribution management.

The completion of this acquisition and merger represents delivery on a promise made by SPL less than a year ago. "SPL made a commitment to the utility marketplace to deliver a complete, single source and integrated suite of best-of-breed, utility-specific software solutions," said SPL CEO Harry Debes. "Our acquisition of CES's outage and distribution management assets was the first step in fulfilling this vision. The addition of Synergen's enterprise asset, work and mobile workforce management applications further delivers on that promise, placing SPL far in front of its competition. SPL can now effectively package and deliver the benefits of a sole-source vendor to utility customers - something previously unavailable in this market."

"GFI's goal was to bring together the components to create an end-to-end software vision for the global utility industry. SPL and Synergen are the perfect complement - both from a product synergy standpoint, as well as their closely aligned customer-centric philosophies," said Andrew Osler, senior vice president of GFI. "We're quite enthusiastic about SPL's strategic growth and range as we continue to carefully execute our vision to provide the best-in-class solutions that meet the challenges today's utilities face."

"SPL has responded to market demands by providing an industry process solution set that I anticipate being very competitive in the marketplace," commented renowned utility industry analyst Warren B. Causey. "As a company, this strategic merger has also skirted the limitations on growth we have seen for many best-of-breed companies, especially in the Enterprise Asset Management (EAM) arena."

The new integrated SPL entity will make its industry debut next month at the 15th annual DistribuTech Conference and Exhibition in San Diego, CA on January 25-28, 2005. Visitors can experience the SPL vision in action via live demonstrations of the integrated solution set, as well

as vital stand-alone applications that support mission-critical utility work processes.

###

About SPL

SPL (www.splwg.com) delivers the proven software applications that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions in customer care and billing, outage management, and distribution management are specifically designed for energy, water, and service companies, providing a platform from which they serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products and jurisdictions. Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success. Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust. Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About GFI

GFI Energy Ventures LCC (www.gfienergy.com) is a significant equity investor in established, industry-leading companies in the energy industry. Since 1995, GFI has originated more than forty investments in successful companies that provide systems, software, equipment and services primarily to the utility industry and related sectors. GFI oversees a portfolio of companies with a market value in excess of $2 billion and is the co-general partner with Oaktree Capital Management, LLC of the $454 million OCM/GFI Power Opportunities Fund, L.P

© 2004 SPL WorldGroup, Inc. All Rights Reserved. SPL and Synergen are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL and Synergen are registered as trademarks in the United States and in certain other jurisdictions. All other trademarks and brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

FILE NO.
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FOR IMMEDIATE RELEASE

Contacts:

Cathy McCause
SPL WorldGroup, Inc.
925 658-1056
cathy_mccause@splwg.com

Andrew Osler
GFI Energy Ventures LLC
310 442-0542
andrew@gfienergy.com

Richard Virgilio
Stephenson Group
973 845 9347
rvirgilio@stephenson

GFI Energy Ventures to acquire SPL WorldGroup and merge SPL, Synergen, and Mobility

Under the SPL brand, the combined company will offer a utility-specific application solution set that includes customer care & billing, asset management, mobile workforce management, outage management, and distribution management.

San Francisco, California, October 19, 2004 – SPL today announced a tender offer from GFI Energy Ventures for all of its outstanding shares. Upon completion of the acquisition, GFI will incorporate another of its investments, Synergen, Inc., into SPL. The series of transactions should conclude before the end of the year, pending regulatory and other approvals. Financial terms were not disclosed.

"Earlier this year, when we announced the acquisition of CES's outage and distribution management solutions, we made public our intention to become a focused provider of a broad suite of utility-specific applications," said SPL CEO Harry Debes. "We believe we have found the ideal partner in GFI Energy Ventures to help make that vision a reality. GFI brings substantial capital resources, industry knowledge and relationships, and directly relevant experience."

GFI is also the majority shareholder of Synergen, the award-winning provider of asset management systems (the Synergen Series™) and mobile workforce management solutions (Mobility) to the utility and other asset-intensive industries. GFI will be merging Synergen into SPL concurrent with the closing of the tender offer. "Synergen's asset and mobile workforce management offerings will be a valuable, highly complementary addition to SPL's existing offerings. Integrating these applications with SPL's customer care and billing, outage, and distribution management systems will make the new SPL the one company that can provide the integrated end-to-end solution utilities have long sought." Debes said. "This new SPL utility application solution set—to be enhanced with additional, future acquisitions and internal development—will deliver a flexible set of integrated applications that will stand head and shoulders above the fragmented vendor offerings in today's utility marketplace. The benefit for our customers will be improved service and lower cost."

Richard MacDonald, who founded Synergen in 1986 and will continue to lead the Synergen Series product within SPL, expressed strong satisfaction with the agreement. "I have never been more proud of Synergen and its employees than I am today," he said. "For almost two decades, we've delivered on our commitment to provide our customers with the highest quality products—products that help capital-intensive companies meet and exceed their goals. Our exceptional growth, especially in the past few years, results from that commitment. Now, we are seeing that commitment carried forward into an expanded future."

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The combined company, which will go to market under the SPL brand, will offer each major application both as a stand-alone product and as a product pre-integrated with one or more additional offerings.

In describing the effect of the SPL announcement on the marketplace, Debes commented, "Today's utilities face major problems in attempts to keep pace with changes in customer demands, security, asset optimization, regulatory environment, and market requirements. There is simply no way utilities can respond to these changes with a set of applications that were not designed to work together. SPL's expanded menu of pre-integrated offerings," he said, "will solve a major problem utilities face."

"In the current industry environment, operational efficiency and regulatory compliance are top priorities for utilities. In order to drive costs out of the business, utilities need to integrate and optimize complex business processes such as revenue, customer, commodity and asset management," said Rick Nicholson, vice president and director at META Group, a leading provider of IT research, advisory services and strategic consulting. "Vendors offering a suite of applications including customer information systems, outage management systems, mobile workforce management systems, and work and asset management systems will be in a position to meet the needs of the market."

Kristian Steenstrup at Gartner pointed out, "The buyers of software realize that there is a need for the fusion of business processes, that is, a continuous flow across activities in a company. With the integration of support and fulfillment functions in utilities, companies will seek solutions that are integrated across processes, but with each step as functionally complete as those provided by best-of-breed vendors."

###

About SPL
SPL (www.splwg.com) delivers the proven software applications that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions in customer care and billing, outage management, and distribution management are specifically designed for energy, water, and service companies, providing a platform from which they serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products and jurisdictions. Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success. Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust. Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About Synergen
Synergen, Inc. (www.synergen.com) develops enterprise operational software and mobile workforce management solutions designed to optimize capital and human resources for asset-intensive industries. The award-winning Synergen Series™, is a Web-architected software solution that address all aspects of collaborative work management; asset reliability and maintenance; resource optimization and scheduling; safety and regulatory compliance; inventory control, purchasing, and contract management; operational accounting; reporting and analytics;

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capital project tracking; and document control. Synergen's Mobility workforce management solution offers state-of-the-market mobile workforce dispatch and scheduling, automatic vehicle location (AVL) and customer information systems. Established in 1986, Synergen has major installations in the utilities, public sector, manufacturing, transportation and facilities markets. Supported by the latest in Internet technology, users need only a standard Web browser to rapidly install, deploy and access Synergen solutions across the enterprise.

About GFI

GFI Energy Ventures LCC (www.gfienergy.com) is a significant equity investor in established, industry-leading companies in the energy industry. Since 1995, GFI has originated more than forty investments in successful companies that provide systems, software, equipment and services primarily to the utility industry and related sectors. GFI oversees a portfolio of companies with a market value in excess of $2 billion and is the co-general partner with Oaktree Capital Management, LLC of the $454 million OCM/GFI Power Opportunities Fund, L.P

© 2004 SPL WorldGroup, Inc. All Rights Reserved. SPL is a trademark owned by SPL WorldGroup B.V. or its subsidiaries. SPL is registered as a trademark in the United States and in certain other jurisdictions. The Synergen Series is a trademark and Synergen is a registered trademark of Synergen, Inc. All other trademarks and brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

FILE NO.
82 - 34708

FOR IMMEDIATE RELEASE

Contacts:

Victoria Henry	Emma Flack	Deborah Biscomb
Kaizo	Kaizo	SPL WorldGroup, Inc.
+44 (0) 20 7612 8548	+44 (0) 20 7612 8548	+44 (0) 20 7851 6845
victoria.henry@kaizo.net	emma.flack@kaizo.net	deborah_biscomb@splwg

SPL signs strategic deal with Pakistan's leading gas provider

Sui Southern Gas Company to use The SPL Customer Care & Billing Solution as part of modernising initiative

London, UK, October 7, 2004 – SPL, a leading provider of customer care, billing, outage and distribution management solutions, today announced that it has signed a deal with Sui Southern Gas Company Limited, Pakistan's leading integrated gas supplier. Sui Southern is implementing SPL's CRM, billing and debt management system as part of a wider venture to transform the organisation in to an agile and innovative utility supplier.

The SPL Customer Care & Billing Solution (SPL CC&B) will provide Sui Southern with a richer, more advanced customer care and billing function to provide its 1.6 million consumers and businesses with a world-class utility service.

The focus for SUI is to migrate their existing customer care and billing system into SPL CC&B. Currently various departments are using different IT systems, which creates a number of fundamental internal operational inefficiencies. SPL will move all the existing systems onto one platform in order to connect all departments, expand customer care, rationalise the billing process, improve productivity and reduce the total cost of ownership. The implementation is scheduled to be completed within 12 months.

The project will begin with a 'discovery phase' during which time SPL will audit the organisation in order to address specific operational requirements. This stage will be critical to ensuring that all employees have access to the same system but tailor it for the individual so that different departments have roles-based access and a personalised view of the system. During and after the project, a comprehensive training plan has been worked out to ensure effective transfer of product knowledge that will trigger a successful implementation. A joint "Centre of Excellence" is also being established by SPL and SSGC to build CIS expertise and awareness in the region.

Mr. Abdal Saeed (CIS Project Manager) of Sui Southern Gas Company Limited said: "We have chosen to work with SPL because they are focused on addressing our specific business objectives and the solution fits into our budget. SPL have an unrivalled track record in revolutionising former utility incumbents into innovative utility providers. We are a State-owned organisation with the objective of being the most modern and customer-focused utility provider in the region. SPL's experience and technological leadership will ensure that we achieve this goal."

Jan B. Nordhagen, VP & General Manager, EMEA, SPL added: "We are delighted to be working with such a visionary organisation as Sui Southern Gas Company. As well as being best placed to

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lead this implementation, we also view this project as an opportunity to develop our presence in Pakistan to add to our global experience. We support Sui Southern's vision that state-owned utility suppliers should be providing the best care to their customers."

###

Notes to the Editor:

About The SPL Customer Care & Billing Solution
SPL CC&B is a proven product designed to evolve with clients' business demands. Its comprehensive functional footprint withstands the tests of time, growth, and change while minimizing cost and risk. SPL CC&B helps optimise cash flow and increase collections. It scales from a few thousand to many millions of customers. Upgrades are quick and easy. And because of its modular architecture, utilities need to purchase only what they need, when they need it. Utilities that use SPL CC&B meet market windows and regulatory deadlines while enjoying a low total cost of ownership and a high return on investment.

About SPL
SPL delivers the proven customer care, billing, outage and distribution management solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products. Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

About Sui Southern Gas Company
Sui Southern Gas Company (SSGC) is Pakistan's leading integrated gas Company. The company is engaged in the business of transmission and distribution of natural gas besides construction of high pressure transmission and low pressure distribution systems.

SSGCL transmission system extends from Sui in Balochistan to Karachi in Sindh comprising over 2780 KM of high pressure pipeline ranging from 12 - 24" in diameter. The distribution activities covering over 650 towns in the Sindh and Balochistan are organized through its regional offices. An average of about 234,553 million cubic feet (MMCFD) gas was sold in 2001-2002 to over 1.6 million industrial, commercial and domestic consumers in these regions through a distribution network of over 22,890 Km. The Company has an authorized capital of Rs. 10 billion of which Rs 6.7 billion is issued and fully paid up. The Government owns the majority of the shares which is presently over 70%.

© 2004 SPL WorldGroup, Inc. All rights reserved. SPL WorldGroup and SPL are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup and SPL are registered as trademarks in the United States and in certain other jurisdictions. All other trademarks, brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

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SPL Clients Earn Top-Rankings in J.D. Power and Associates Customer Satisfaction Rankings for Medium- and Large-Size Utilities

San Francisco, California, October 5, 2004 – Three SPL clients, Omaha Public Power District (OPPD), Southern Company, and LG&E—have earned top-ranking honors in the J.D. Power and Associates 2004 Electric Utility Residential Customer Satisfaction Study℠.

For the third year in a row, OPPD achieved the survey's highest ranking in the medium-size utilities category. The segment covers utilities serving 160,000 to 400,000 residential customers.

Southern Company ranked highest in the study's Southern Region among large utilities, and LG&E was highest in the Midwest.

Other SPL clients also scored well. JEA (Jacksonville Electric Authority) placed second in the medium-size segment, where Colorado Springs Utilities and Tucson Electric Power also scored well above average.

The award recipients use two different SPL products. OPPD, JEA, Colorado Springs, and Tucson Electric use SPL customer care and billing systems. LG&E, Southern Company and Baltimore Gas & Electric use SPL Outage Management.

"The annual J.D. Power and Associates takes a comprehensive look at what makes a customer satisfied," commented energy/utility industry analyst Warren B. Causey. "It's more than just call center responsiveness or payment options. The J.D. Power and Associates factors appropriately cover customer experience that may be supported by multiple traditional utility software applications."

"In that sense," Causey continued, "SPL's announced plan to expand its portfolio and offer a complete utility application suite is a plan to help utilities increase customer satisfaction. Out-of-the-box integration among utility applications is a long-term strategy to reduce utility costs while increasing efficiency and improving the customer experience."

"Dedication to top-level customer service is a characteristic that pervades our customer base," commented Dave Mulit, SPL's general manager for the Americas. "As we add new applications to our utility suite, we'll be able to further support our clients' work to meet customers' current and emerging needs."

Editorial Note: J.D. Power and Associates states that its study "is based on nearly 25,000 telephone interviews collected from March 25 and through June 5, 2004 with residential customers of the 78 largest electric utilities across the continental United States."

About SPL
SPL delivers the proven software applications that help utilities around the world achieve competitive advantage and excellence in business performance.

SPL solutions in customer care and billing, outage management, and distribution management are specifically designed for energy, water, and service companies, providing a platform from which they serve residential, commercial, and industrial customers in regulated and competitive markets,

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across multiple products and jurisdictions.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

About Warren B. Causey, Ltd.
Warren B. Causey, Ltd., was founded in 1996 by Warren B. Causey, an independent researcher, writer and editor with more than 30 years of experience. The company produces written materials in a variety of formats, conducts primary and secondary research, and provides consulting. www.wbcausey.com.

For further information please contact:
Tracey Mitchell, SPL — 973-401-7525

© 2004 SPL WorldGroup, Inc. All rights reserved. SPL WorldGroup and SPL are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup and SPL are registered as trademarks in the United States and in certain other jurisdictions. All other trademarks, brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

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FOR IMMEDIATE RELEASE

proven solutions

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

Questar Gas Goes Live with the SPL Customer Care & Billing Solution

San Francisco, California, September 22, 2004 – Eight weeks ahead of schedule and under budget, Questar Gas went live with the SPL Customer Care & Billing Solution. Questar Gas provides natural gas to more than 775,000 customers in Utah and parts of Wyoming and Idaho. The utility is one of the fastest growing in the country.

The much-anticipated new customer-information system was implemented with no significant problems. "Billing operations, payment processing and service-order dispatching stayed on schedule from the start," said Ron Jibson, Questar Gas's vice president of operations. "All accounts balanced during the conversion and neither our customers nor our staff have experienced any interruption in service levels."

Craig Wagstaff, Questar's customer relations manager touts the increased functionality of the SPL solution: "Our users now have almost everything they need on one screen with no need to toggle between systems. The dashboard includes lots of information at a glance. We are now able to automatically issue credit orders, figure payment arrangements and generate letters. Follow-up work on accounts is much more efficient as is merging accounts from different addresses."

"While we experienced an expected increase in call-handling time initially, after only two days on the new system, our average call time started to decrease," Wagstaff continued.

Dave Mulit, SPL's general manager for the Americas, points out that expected benefits in the coming months will be wide-ranging. "Questar was able to leverage many of the SPL Customer Care & Billing Solution features and functions right out of the box," he said, "including some of the product's latest innovations." He pointed to several examples, including:

- The highly configurable Business Process Assistant scripts, which lead users through whole business processes, ensuring the highest levels of efficiency and customer service. The product design lets Questar Gas easily change scripts and add new ones, as business needs dictate.
- Web Self-Service templates and services that allow easy configuration and quick deployment of web-based customer self-service functions. As these functions are fully implemented, Web-savvy Questar Gas customers will have the necessary tools to efficiently and safely view and update account information themselves.
- The Configuration Lab that allows complete sets of customer and/or configuration information to be moved between test and production environments. The Lab ensures that all new features are thoroughly tested, and it greatly reduces the risk when changing the production environment. With the Configuration Lab, Questar staff can use subsets of real

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customer data to develop "what-if" scenarios to test new variations on rates, collections, or any other functions. Once the new configurations are certified production-ready, they move directly into the production system.

The product's design lets Questar meet unique needs with algorithms rather than through product customization. Wagstaff noted that while Questar staff built some algorithms, others were produced by SPL's development team. "This process went smoothly. SPL understood our needs and they delivered – there were no delays, no significant problems. By minimizing customization to the core software we made it easy for us to stay current now and through the long term."

Alan Allred, President and CEO of Questar Gas and executive vice president of Questar Corporation commented, "We chose SPL after an extensive evaluation and believe it is the superior product on the market. The execution on this project has been superb. I commend both the Questar Gas team and SPL for bringing this project in ahead of schedule and below budget. What's more, the SPL Customer Care & Billing Solution ensures we can serve our customers well as we grow. Kudos to the Questar-SPL project team for a job well done."

SPL provided both the software and assistance with systems integration.

About SPL
SPL delivers the proven customer care, billing, outage and distribution management solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About Questar
Questar Gas is a subsidiary of Questar Corporation (NYSE: STR). Questar is an integrated natural gas company with $4.4 billion in enterprise value. Headquartered in Salt Lake City, Questar engages in gas and oil development and production; gas gathering, processing and marketing; interstate gas transmission and storage; and retail gas distribution. Visit Questar at www.questar.com.

© 2004 SPL WorldGroup, Inc. All rights reserved. SPL WorldGroup and SPL are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup and SPL are registered as trademarks in the United States and in certain other jurisdictions. All other trademarks, brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

FOR IMMEDIATE RELEASE

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Contacts:
Shuna Boyd
BoydPR
+61 2 9418 8100

Terri Darwent
SPL WorldGroup
+61 2 8258 8200

Hunter Water Selects SPL for Improved Customer Care and Billing

Sydney, August 13, 2004 – While encouraging its almost 500,000 customers to save water through more efficient use in homes and gardens, Hunter Water Corporation (HWC) is keeping its own house in order, with the $2 million implementation of a new Customer Care and Billing solution from SPL that will deliver cost savings and improve customer service.

HWC has chosen SPL to replace its outdated customer services system, which has been in operation since 1984 and is no longer capable of delivering the service levels HWC wants to offer current and future customers.

"The SPL Customer Care and Billing solution offered the best fit for our organisation. Its functionality closely matches our activities but it also provides a high degree of flexibility. We see this solution as one that will enable our business to grow and meet changing service standards and customer expectations well into the future" said Hunter Water's Manager Business Services."

SPL Senior Vice President Asia Pacific Brenton McPherson added: "The decision by HWC represents a significant milestone for SPL as we extend our Australian customer base from energy utilities to the water sector."

"SPL has had considerable success in fulfilling the customer care and billing requirements of water utilities around the world. We have the product, process and people in place to repeat that success in Australia through a successful project for Hunter Water. We look forward to working with them."

The implementation project is due for completion in July 2005.

###

Notes to the Editor:

About SPL
SPL delivers the proven customer care, billing, outage and distribution management solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an

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unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

About Hunter Water

Hunter Water Corporation (HWC) is a statutory state owned corporation established under the State Owned Corporations Act 1989. It provides water and wastewater services to almost half-a-million people from five local government areas – Newcastle, Lake Macquarie, Maitland, Cessnock and Port Stephens.

For further information please contact:

Terri Darwent, SPL — 02 8258 8215
Shuna Boyd, BoydPR — 02 9418 8100
Hugh MacDonald, Hunter Water — 02 4979 9799 :

© 2004 SPL WorldGroup, Inc. All rights reserved. SPL WorldGroup and SPL are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup and SPL are registered as trademarks in the United States and in certain other jurisdictions. All other trademarks, brand, product and company names herein are used for identification purposes only and are the property of their respective owners.